Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Eric S. Purple

(202) 507-5154

epurple@stradley.com

November 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Ms. Megan Miller

Re:	Morningstar Funds Trust

  File Nos. 333-216479; 811-23235

Dear Ms. Miller:

On behalf of Morningstar Funds Trust (the “Registrant,” the “Trust,” or the “Funds”), below you will find the Registrant’s responses to the comments of the U.S. Securities and Exchange Commission (“SEC”) Staff (the “Staff”), in connection with the Staff’s review of the Registrant’s annual shareholder report on Form N-CSR for the fiscal year ended April 30, 2020, filed with the SEC on July 7, 2020 (the “Annual Report”) pursuant to the Sarbanes-Oxley Act of 2002. These comments were conveyed by you via telephone on November 2, 2020.

For your convenience, each of your comments on the Annual Report is repeated below, followed by the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Annual Report. New disclosures shall be incorporated into the Registrant’s future shareholder reports.

1.

Comment: In future reports, please add a footnote to the Financial Highlights stating that the ratios of expenses and income shown do not reflect the proportionate share of expenses and income of the underlying funds in which the Funds invest (i.e., that the Financial Highlights do not include Acquired Fund Fees and Expenses).

Response: The Registrant will add such a footnote to the Financial Highlights in future reports.

2.	Comment: The Staff notes that the Annual Report reflects exposure to derivatives with respect to the Morningstar Total Return Bond Fund, but that the impact of such

U.S. Securities and Exchange Commission

Ms. Miller

November 30, 2020

derivatives exposure on the Fund’s performance is not discussed in Management’s Discussion of Fund Performance (the “MDFP”). In the future, to the extent that the use of derivatives materially affected any Fund’s performance during the most recently completed fiscal year, please address this point in the MDFP.

Response: The Morningstar Total Return Bond Fund uses derivatives as a cost effective and liquid implementation process for duration management, yield curve positioning and other purposes. Going forward, to the extent derivatives exposure materially impacts any Fund’s performance for the relevant period, the Registrant confirms that a discussion regarding the impact of derivatives on such Fund’s performance will be included in the MDFP.

3.

Comment: The Staff notes that the Annual Report reflects the use of short sales with respect to the Morningstar Alternatives Fund, but that the impact of this strategy on the Fund’s performance is not discussed in the MDFP. To the extent that the use of short sales materially affected any Fund’s performance during the most recently completed fiscal year, please address this point in the MDFP. In future reports, with respect to all Funds, the MDFP should be enhanced to include a broader discussion of the factors that materially affected Fund-level performance during the most recently completed fiscal year, as applicable (see Item 27(b)(7) of Form N-1A).

Response: Going forward, the Registrant confirms that it will enhance the MDFP as appropriate to include a broad discussion of the factors that materially affected Fund-level performance for each Fund during the most recently completed fiscal year, including, but not limited to, the use of short sales.

4.

Comment: The Staff notes that the Credit Default Swap (“CDS”) — Sell Protection table within the Schedule of Investments (“SOI”) for the Morningstar Total Return Bond Fund appears to reflect that the Fund will pay the Fixed Deal Rate instead of receiving payment. Please confirm this is accurate and provide clarification to the Staff.

Response: The Registrant confirms that the Morningstar Total Return Bond Fund received the fixed rate for the swap listed in the table under Credit Default Swap (“CDS”) — Sell Protection. In future reports, the heading for the “Fixed Deal (Pay) Rate” will be revised to clarify this point and will instead read “Fixed Deal (Receive) Rate”.

5.

Comment: The Staff notes that the Annual Report reflects the purchase of options with respect to the Morningstar Total Return Bond Fund, but that there are no counterparties listed with respect to these options. If the purchased options are over-the-counter (“OTC”) derivatives, please disclose the counterparty in future reports, as required by Article 12-13 of Regulation S-X.

U.S. Securities and Exchange Commission

Ms. Miller

November 30, 2020

Response: The Registrant confirms that going forward, it will disclose the counterparties for OTC options.

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Please do not hesitate to contact me at (202) 507-5154 or Nicole Simon at (212) 812-4137 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Eric S. Purple
Eric S. Purple

cc:	Mr. Pat Maloney

Mr. Scott Schilling

Mr. Allen Bliss